September 23, 2019

Thomas Long
Chief Financial Officier
Energy Transfer LP
8111 Westchester Drive, Suite 600
Dallas, Texas 75225

       Re: Energy Transfer LP
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed February 22, 2019
           File No. 001-32740

Dear Mr. Long:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K filed February 22, 2019

Item 7. Managements Discussion and Analysis of Financial Condition and Results of Operations, page 79

1.    We refer to your presentation of Total Segment Adjusted EBITDA on pages
79 and
      90 and note that you have not included a discussion or analysis of this consolidated measure or Adjusted EBITDA. Please revise to delete the reconciliations on these pages that are identical to and provided in your segment footnote to comply with ASC 280.
2. We refer to your presentations of Total Segment Margin on pages 82 and 93 and note that you have not included a discussion or analysis of this consolidated measure. Please revise to delete the reconciliations of the consolidated measure and revise to reconcile each measure of Segment Margin to its most directly comparable GAAP measure. Thomas Long
Energy Transfer LP
September 23, 2019
Page 2
Statement of Cash Flows, page F-9

3. We note your disclosure of restricted funds on pages F-18 and F-21. Please tell us your consideration of the guidance in ASU 2016-18, Statement of Cash Flows (Topic 230),
         Restricted Cash.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Tony Watson (Staff Accountant) at (202) 551-3318 or Bill Thompson
(Accounting Branch Chief) at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters.



FirstName LastNameThomas Long                                Sincerely,
Comapany NameEnergy Transfer LP
                                                             Division of
Corporation Finance
September 23, 2019 Page 2                                    Office of Consumer
Products
FirstName LastName